FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

7 January 2025
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

COMPANY INFORMATION SHEET

This information sheet is published pursuant to Rule 19.60 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules") and is provided for the purpose of giving information to the public about HSBC Holdings plc (the "Company") as at the date of this information sheet. The information does not purport to be a complete summary about the Company and/or its securities.

Summary of Novel Waivers

The Company has been granted certain waivers from strict compliance with the HK Listing Rules and the Code on Share Buy-backs (the "Buy-backs Code"). The following are the novel waivers granted to the Company:

Relevant Rule Waived	Subject Matter
Rules 10.06(1) to (5) of the HK Listing Rules
Rule 10.06(1) to (5) sets out certain requirements and restrictions on purchase of an issuer's shares or securities carrying a right to subscribe or purchase shares by an issuer or its subsidiaries.

The Intermediaries Exemption Waiver

Pursuant to this waiver, purchases of the Company's shares made by HSBC Securities (USA) Inc., HSBC Bank plc, The Hongkong and Shanghai Banking Corporation Limited and HSBC France (collectively, "the Relevant Subsidiaries") in the ordinary course of business of the respective Relevant Subsidiaries as an intermediary and in relation to certain activities (such as client facilitation trading and derivatives hedging) are exempt from compliance with Rules 10.06(1) to (5).

 This waiver is granted subject to certain conditions, including that the Company will report the net long positions held by the Relevant Subsidiaries in the Company's shares (together with the net long positions in the Company's CCSs pursuant to the CCS Waiver (as set out below) to The Stock Exchange of Hong Kong Limited (the "HK Stock Exchange") and the Securities and Futures Commission when the aggregate of such net long positions at the end of a trading day exceeds 0.5% of the Company's issued shares.

This waiver allows the Relevant Subsidiaries to take advantage of the exemption under English law which allows subsidiaries to hold shares in their parent company in their ordinary course of business as an intermediary.

CCS Waiver

Contingent convertible securities ("CCSs") are debt securities which may, in certain prescribed circumstances, convert into ordinary shares of the Company.

Pursuant to this waiver, the distribution, acquisition, holding and disposal of the CCSs by the Relevant Subsidiaries, including their roles as manager, global co-ordinator, bookrunner, stabilising manager and/or underwriter of any issuance of CCSs, and any market-making activity in the secondary market or similar activity intended to facilitate liquidity in the CCSs, are exempt from compliance with Rules 10.06(1) to (5).

This waiver is granted subject to certain conditions, including that the Company will report the net long positions held by the Relevant Subsidiaries in the Company's CCSs (together with the net long positions in the Company's shares held pursuant to the Intermediaries Exemption Waiver) to the HK Stock Exchange and the SFC when the aggregate of such net long positions at the end of a trading day exceeds 0.5% of the Company's issued shares.

This waiver allows the Relevant Subsidiaries to support the issuance of CCSs by the Company in the abovementioned managing, underwriting and/or market-making roles, which is common for financial institutions issuing debt securities.

Rule 10.06(2)(e) of the HK Listing Rules
Rule 10.06(2)(e) stipulates that an issuer shall not purchase its shares on the HK Stock Exchange during certain closed periods.

Buyback during closed periods

This waiver is granted in connection with a share buyback (the
"Buyback") by the Company in the United Kingdom and Hong Kong which will be put forward for the shareholders' approval at the Company's annual general meeting.
Pursuant to this waiver, the Company is permitted to conduct the Buyback during the closed periods or when the Company is in possession of inside information, provided that the relevant broker(s) appointed by the Company for the Buyback is appointed on irrevocable non-discretionary basis and the Buyback will be subject to certain purchase restrictions on the price that the broker must pay for the shares and the volume and speed which it can make purchases.

Rule 10.06(3) of the HK Listing Rules
Rule 10.06(3) requires that an issuer should seek the HK Stock Exchange's approval before issuing new shares or announcing a new issue of shares within 30 days after the issuer's purchase of its own shares.

Consent to issue new CCSs

Pursuant to this consent, the Company is permitted to issue new CCSs, within 30 days after purchase of shares under the buyback program.

Rule 13.36(1) of the HK Listing Rules
Rule 13.36(1) requires that shareholders' approval shall be obtained prior to issue of convertible securities.

Authority to issue CCSs

Pursuant to this waiver, the Company is permitted to seek (and if approved, to utilise) an authority (the "Mandate") to issue CCSs (and to allow ordinary shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital.

This waiver has been granted on terms that permit the Mandate, if approved, to continue in force until: (1) the conclusion of the first annual general meeting of the Company following the date on which the Mandate is approved (or an earlier date which the Company may specify) at which time the Mandate shall lapse unless it is renewed, either unconditionally or subject to conditions; or (2) such time as it is revoked or varied by ordinary resolutions of the shareholders in general meeting.

Buy-backs Code
The Share Buy-backs Code sets out certain requirements and restrictions for an issuer conducting share buyback.

As set out in the paragraph headed "CCS Waiver" above, the Relevant Subsidiaries of the Company will deal in the CCSs in the manner and for the reasons stated above.
Dealings in CCSs

Pursuant to this waiver, dealings by the Relevant Subsidiaries in the CCSs are exempt from compliance with the Buy-backs Code.

The directors collectively and individually undertake to publish a revised Company Information Sheet when there are any material changes to the information disclosed since the last publication.

The Board of Directors of HSBC Holdings plc as at the date of this document comprises:

Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 07 January 2025